Scudder RREEF Real Estate Fund, Inc.

Item 77C (a), (b), (c): Registrant incorporates by reference
Registrant's Proxy Statement dated April 26, 2004, filed on April 27, 2004 (Accession No. 0000950123-04-005189).

Item 77C (c): The Annual Meeting of Stockholders of Scudder RREEF Real Estate Fund, Inc. (the "Fund) was held on June 4, 2004. At the
Meeting, the following matter was voted upon by the stockholders (the resulting votes are presented below):

1. To elect three Class I Directors of the Fund, by holders of common stock and preferred stock voting together as a single class, to hold office for a term of three years, or until their respective successors are duly elected and qualified.

Number of Votes
				For				Withheld
Richard R. Burt		13,935,281			100,339
S. Leland Dill			13,921,905			113,715
Martin J. Gruber		13,937,858			97,762